FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                   7 March 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                    International Power Results Announcement for the Full Year Ended 31 December 2002

(London - 7 March 2003) International Power announces its financial results for the full year ended 31 December 2002 and reports on key developments to date.

Sir Neville Simms, Chairman of International Power said: "I am pleased to report excellent financial results from a difficult year for our industry. Our earnings per share (pre exceptional items) increased 26% to 15.5 pence from 12.3 pence last year and once again profits were backed by strong free cash flow and underpinned by good operational performance across the whole of our geographically balanced asset portfolio."

"2003 will be challenging but we remain confident of delivering a result in line with our existing guidance. The Group remains firmly focused on creating value for shareholders through our operational and financial strength." Sir Neville added.

2002 Financial Highlights:

 -   Group turnover up 29% to GBP717 million from GBP557 million in 2001

 - Profit before interest and tax, (excluding exceptional items) up 19% to GBP388 million from GBP326 million last year

 - Earnings per share (pre-exceptional items) up 26% on last year at 15.5 p (post exceptional items 10.1p)

 - Profits backed by free cashflow of GBP252 million, up 41% from GBP179 million in 2001

 -   Gearing: 46%; Debt Capitalisation: 31%

 - Receipt of first dividend from KAPCO; continued dividend receipts from HUBCO

 - UK asset impairment charges of GBP58m for Rugeley in addition to GBP45m for Deeside in H1 2002

2002 Operational Highlights:

 - Global installed capacity increased 19% in 2002 to 10,890 MW

 - Improved technical performance of GT24B turbines - average reliability 96%

 - Quick transition to merchant operation at Rugeley following termination of tolling contract with TXU Europe

 - Commenced construction of Shuweihat S1 (1,500 MW power and 100 MIGD water) plant - first of five gas turbines installed

 - Construction of SEAGas pipeline in Australia well underway - over 200 km of the pipe now installed

 - Full capacity at EOP plant in Czech Republic restored in 4 weeks following boiler house roof collapse


North America

In December 2002 we reached a significant milestone in North America when we achieved successful completion of our 3,890 MW US construction programme. Our overall capacity in North America now totals 4,415 MW (net). The 1,395 MW of new capacity added in 2002 constitutes the completion of the last three units at Hays in Texas (3 x 275 MW) and both units at Bellingham in New England (2 x 285
MW).

Gross turnover in North America increased to GBP315 million from GBP237 million in 2001. Profit before interest and tax increased to GBP99 million from GBP93 million, reflecting the addition of new capacity and continued compensation payments from Alstom.

Compensation income from Alstom in 2002 was GBP102 million (GBP80 million in 2001), which relates to income lost during the year as a result of delays in the construction programme and consequent unavailability of plant, in addition to payments to compensate for reduced output and efficiency.

Operationally, all assets performed well. In particular, our focus has been on the performance of the Alstom GT24B turbines. Although output and efficiencies remain below the contractual guarantee figures, the plants have demonstrated enhanced output, better heat rate and a significant improvement in their reliability and flexibility.

We made substantial progress during the year in developing our proposed 540 MW gas-fired Brookhaven project on Long Island in New York. In October last year, following a 15-month public review, the project received final approval from the New York State Siting Board. We are currently negotiating commercial contracts to enable the financing of the project in the expectation that we can commence construction of this power plant during 2003.

The merchant market in the US is now characterised by a sharp reduction in new plant development and construction. However, we do expect pricing to remain weak in our markets as the last of the current build programme becomes operational. The pace of recovery in 2004 and beyond will depend on the extent to which existing generators withdraw uneconomic plant, and we welcome the early evidence of this in Texas. In this regard the current high price of natural gas in the US further reduces the economic viability of much of the high heat rate incumbent plant.

Following a small number of refuted technical events of default on the US non-recourse financing, we are in discussions with our bank group. These claimed events of default principally relate to the availability of insurance cover for terrorism (which has now been obtained but was generally not available post September 11, 2001) and claimed failure to elect early completion of performance recovery periods. We believe we have constructive and acceptable plans to resolve all issues to the mutual benefit of both International Power and the banks. Until these issues are formally resolved and documented, the debt is reported as current secured non-recourse debt in our accounts. The maturity of the debt will be re-designated when these discussions reach successful completion.

In the US, our wholly owned subsidiary, American National Power (ANP), has an investment grade credit rating. This rating is currently under review by Moody's who are expected to report in the near future.


Europe and Middle East

Gross turnover in Europe and Middle East decreased 16% to GBP440 million in 2002 from GBP521 million in 2001 reflecting the sale of Union Fenosa Generacion (UFG) in mid 2001, partially offset by the acquisition of Rugeley (UK) at the same time.

Profit before interest, tax and exceptional items decreased to GBP109 million from GBP141 million in 2001. This was principally due to a weak merchant market in the UK and the sale of our interest in UFG, but was exacerbated late in 2002 by the loss of the TXU tolling contract at Rugeley in the UK, and the boiler house roof collapse at EOP in the Czech Republic.

All assets in this region delivered solid underlying operational performance. Pego, Deeside and Marmara all consistently achieved high levels of availability.

In November 2002, we faced a major incident when the boiler house roof collapsed at one of EOP's combined heat and power plants. No one was injured in this incident, but due to the extent of damage to the boilers, it did result in the loss of power and heat supply at a critical time in the year for our customers. Our engineers set themselves an aggressive restoration plan and delivered a remarkable performance by restoring full heating service within eleven days and returning the plant to full output just four weeks after the incident.

We reported in December 2002 that as a result of TXU Europe Energy Trading Ltd entering administration our tolling contract, which covered the full capacity of the Rugeley power station through to the end of 2005, was terminated. This triggered an entitlement to a termination payment and we continue to take all necessary steps to maximise recovery. While we feel that we are well positioned among creditors, we cannot yet accurately predict either the timing or the amount of such payments.

The fact that TXU Europe was placed into administration and thereby terminated our tolling contract, is in itself an event of default for our non-recourse credit facility of GBP160 million. We are in discussions with our banks to ensure a mutually acceptable solution.

In March 2002, as a consequence of uneconomic wholesale electricity prices in England and Wales, we mothballed half the capacity (250 MW) at Deeside. Due to this weak pricing and uncertainty on the timing of recovery, we also wrote down the value of Deeside by GBP45 million at the half year. For the same underlying reasons, and as a result of the termination of the tolling contract, we have written down the value of Rugeley by GBP58 million at the year-end.

In May 2002, construction commenced at the Shuweihat S1 power and water project (1,500 MW power, 100 Million Imperial Gallons per Day water) site in Abu Dhabi. The construction programme continues to make good progress with more than 6 million man hours completed without a single Lost Time Accident. The primary power and water civil work is nearing completion, and the first of the five gas turbines has now been installed. The plant remains on course to start operation in the second half of 2004. Once operational, the power and water output from the facility will be sold to the Abu Dhabi Water and Electricity Company under a 20-year off-take agreement.

In the second half of 2002, construction of our 285 MW Al Kamil power station in Oman was completed. The entire capacity at Al Kamil is contracted under a 15-year power purchase agreement with the Omani Ministry of Housing, Electricity and Water.

Our Italian development programme continues with dual objectives of securing fully permitted sites for the key projects, and securing long-term off-take agreements. Progress has been slower than originally planned, principally driven by uncertainty on the design and implementation of the new market structure. We do expect more clarity on this issue during 2003, and we remain focused on successfully delivering projects in Italy, which we continue to believe is an attractive long-term market for International Power.

In Portugal, Tejo Energia (of which we own 45% and are the largest shareholder) is developing an 800 MW CCGT plant, which would be located adjacent to the existing coal-fired Pego plant in central Portugal. Following the submission of the Environmental Impact Study last year, the public enquiry stage expired in January 2003 without any comments from the public. As with all new build projects, we are committed to secure long-term off-take agreements and discussions have already commenced with potential counter-parties.

Apart from the UK, our highly contracted position, with proven offtakers, provides good visibility of earnings and cash flow. In the UK, the continued severe wholesale pricing environment has created severe dislocation in the sector with almost one third of installed capacity either for sale or in the hands of the lenders. The pace of recovery will largely depend on what happens to this generation capacity, but recovery is unlikely to occur in 2003.


Australia

Our performance in Australia illustrates the merits of a geographically diverse asset portfolio. Our forward contracted position at Hazelwood and Pelican Point, together with greater profitability at the Synergen peaking plants, led to enhanced financial performance in the region.

Turnover in Australia increased by 16% to GBP226 million from GBP194 million in 2001. Profit before interest and tax was up 40% to GBP101 million from GBP72 million in 2001. Our average price achieved in Victoria was approximately A$41 per MW hour, up approximately 17% on 2001. As we own our fuel supply at Hazelwood (our largest plant in Australia), this translates directly into improved profitability.

During the year we made significant progress on the SEAGas pipeline project in which we have a 33% equity interest together with TXU Australia and Origin Energy. Construction of the pipeline from western Victoria to Adelaide is well underway with over 200 km of pipe now installed. This project not only helps to secure our future gas supplies at more competitive prices, but also represents an attractive investment in its own right. In May 2002, the project achieved financial close. The pipeline remains on track to start operation in the first quarter of 2004.


Rest of World

Gross turnover decreased to GBP148 million from GBP151 million in 2001. Profit before interest, tax and exceptional items increased to GBP108 million from GBP48 million last year. The principal driver behind this growth was the commencement of regular dividend receipts from Kot Addu Power Company (KAPCO) and Hub Power Company (HUBCO) in Pakistan. We continue to maintain close working relationships with WAPDA, our customer for both Companies.

At KAPCO, dividend payments totalling GBP42 million relating to the settlement of prior year receivables were treated as an exceptional item due to their non-recurring nature.

All assets in this region also delivered good operational performance. A highlight was our Pluak Daeng plant in Thailand that delivered robust financial and operational performance (98% availability) and also received ISO 14001 Environmental Management accreditation in 2002.

In Malaysia, the ongoing 650 MW plant expansion at Malakoff's Lumut site was completed in 2002. The final 230 MW of capacity commenced combined cycle operation in November, approximately three months ahead of schedule. Malakoff's total installed capacity is now 1,705 MW (gross), all of which is contracted under long-term power purchase agreements with Tenaga Nasional Berhad.


Cash Flow and Balance Sheet

Cash Flow

A summary of the Group cash flow is set out below.

GBPm                                                                   Year Ended             Year Ended
                                                                31 December 2002      31 December 2001

Operating profit (pre JV's & associates) - post                             105                   163
exceptionals

Impairment                                                                  103                     -
                                                                     ----------            ----------
Sub-Total                                                                   208                   163

Depreciation and amortisation                                               112                    95

Movement in working capital & provisions                                    (44)                   16

Dividends from JV's/associates/investments                                  115                    59
                                                                     ----------            ----------
Operating cash flow                                                         391                   333

Capital expenditure - maintenance                                           (48)                  (48)

Interest and tax                                                           (108)                 (106)

Exceptional items

-  Kapco dividend                                                            42                     -

-  Hazelwood refinancing                                                    (25)                    -
                                                                     ----------            ----------
Free cash flow                                                              252                   179

Capital expenditure - growth                                                (98)                 (358)

Acquisitions & disposals                                                   (144)                  318

Foreign exchange translation                                                 75                    35
                                                                     ----------            ----------
Movement in net debt                                                         85                   174

Opening net debt                                                           (897)               (1,071)
                                                                     ----------            ----------
Closing net debt                                                           (812)                 (897)
                                                                     ----------            ----------



Operating cash flow for the year ended 31 December 2002 increased by 17% to GBP391 million as compared to GBP333 million for the year ended 31 December 2001. The principal drivers include strong operating profit performance, an increase in dividend receipts from joint ventures and associates and the resumption of dividends from KAPCO. Capital expenditure on projects designed to maintain the operating capacity of our power stations was in line with the expenditure incurred in the previous year, reflecting the recurring and on-going nature of this expenditure.

Capital expenditure to increase our operating capacity amounted to GBP98 million as compared to GBP358 million for the year ended 31 December 2001. This programmed reduction in our capital expenditure reflects the progressive completion of our new build capacity in Massachusetts and Texas.

Net interest of GBP86 million (2001: GBP105 million) was paid in the year reflecting a small reduction in average debt levels over the course of the year, together with a slightly lower average cost of debt. Net tax payments in the year were GBP20 million (2001: GBP1 million). Acquisitions and disposals include a final payment of GBP133 million to TXU Europe in respect of the acquisition of our 1,000 MW Rugeley power station in the UK.


Balance Sheet

A summarised, re-classified presentation of the Group balance sheet is set out below:


GBPm                                                           Year Ended 2002       Year Ended 2001
Fixed assets
Intangibles & tangibles                                               2,474                 2,643

Investments                                                             507                   509
                                                                   --------              --------
                                                                      2,981                 3,152

Net current liabilities                                                (138)                 (320)

Provisions and creditors > 1 yr                                        (262)                 (238)

Net debt                                                               (812)                 (897)
                                                                   --------              --------
Net assets                                                            1,769                 1,697
                                                                   --------              --------
Gearing                                                                 46%                   53%

Debt capitalisation                                                     31%                   35%


Net assets at 31 December 2002 increased GBP72 million to GBP1,769 million, as compared to GBP1,697 million at the end of the previous year. This reflects our underlying profitability at GBP113 million, principally offset by GBP42 million reflecting the impact of foreign exchange on the net investment in foreign entities and their related borrowings.

Net debt at 31 December 2002 of GBP812 million is down from GBP897 million at 31 December 2001, reflecting the strong operating cash flow of the business and the positive impact of the translation of debt denominated in foreign currencies, which amounted to GBP98 million over the course of the year.

The above net debt of GBP812 million, excludes our share of joint ventures and associates debt of GBP503 million (2001: GBP487 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company. In view of the significance of this amount, it has been disclosed separately.

As mentioned in the regional summaries, we are in discussions with bank groups in relation to the non-recourse debt for Rugeley and the US merchant asset portfolio. Until these issues are formally resolved and documented, the debt at Rugeley and ANP is reported as current secured non-recourse debt in our accounts. The maturity of the debt will be re-designated when these discussions reach a successful conclusion. In line with all non-recourse finance, any support to either of these facilities would be entirely discretionary, and would not have a material impact on the Group's liquidity or investment capability.


Outlook

Two of our key merchant markets (US and UK) are at a low point in their cycles, with oversupply driving wholesale prices to uneconomic levels. Further removals of inefficient capacity are required to initiate any price recovery. There are indications that such removals of inefficient capacity will occur but not so quickly as to cause a significant improvement in power prices during 2003.

We remain focused on operational excellence and fiscal discipline. With respect to 2003, based on consistent assumptions of no acquisitions, no significant price recovery in Texas, New England and the UK, recurring Pakistan revenue, and no currency translation effects, our earnings per share guidance remains in the range of 9p to 11p.

For further information please contact:-


Media contact:
Aarti Singhal
+44 (0)207-320-8681

Investor contact:
Grant Jones
+ 44 (0)207-320-8619


About International Power:

International Power plc is a leading independent electricity generating company with 10,890MW (net) in operation, 300MW (net) under construction. Among the countries where International Power has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the de-merger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".


International Power plc

Consolidated Profit and Loss Account
For the year ended 31 December 2002

                                                Year ended 31 December              Year ended 31 December
                                    Excluding  Exceptional  Including   Excluding  Exceptional   Including
                                  exceptional     items   exceptional exceptional       items   exceptional
                                        items                   items       items                    items
                                         2002        2002        2002        2001        2001         2001
                                                                       (restated*) (restated*)  (restated*)

                                        GBPm         GBPm       GBPm        GBPm        GBPm         GBPm

Turnover: Group and share of    2       1,129           -       1,129       1,103           -       1,103
joint ventures and associates

Less: share of joint ventures'           (122)          -        (122)       (139)          -        (139)
turnover

Less: share of associates'               (290)          -        (290)       (407)          -        (407)
turnover
                                      -------     -------     -------     -------     -------     -------

Group turnover                            717           -         717         557           -         557



Net operating costs             3        (509)       (103)       (612)       (392)         (2)       (394)
                                      -------     -------     -------     -------     -------     -------

Operating profit                          208        (103)        105         165          (2)        163


Share of operating profit of:

 Joint ventures                            26           -          26          27           -          27

 Associates                               123           -         123         134           -         134

Income from investments                    31          42          73           -           -           -
                                      -------     -------     -------     -------     -------     -------

Operating profit and investment           388         (61)        327         326          (2)        324
income

Non operating exceptional items 3                       -           -           -          32          32


                                      -------     -------     -------     -------     -------     -------

Profit on ordinary activities   2         388         (61)        327         326          30         356
before interest and taxation

Net interest and similar
charges
                                      -------     -------     -------     -------     -------     -------
 Group                                    (97)          -         (97)        (76)        (29)       (105)

Joint ventures and associates             (35)          -         (35)        (47)          -         (47)
                                      -------     -------      -------    -------     -------     -------

                                         (132)          -        (132)       (123)        (29)       (152)
                                      -------     -------     -------     -------     -------     -------

Profit on ordinary activities             256         (61)        195         203           1         204
before taxation

Taxation                                  (77)          1         (76)        (64)          -         (64)
                                      -------     -------     -------     -------     -------     -------

Profit on ordinary activities             179         (60)        119         139           1         140
after taxation

Minority interests - equity                (6)          -          (6)         (2)          -          (2)
                                      -------     -------     -------     -------     -------     -------

Profit for the financial year             173         (60)        113         137           1         138

                                         ====        ====        ====        ====        ====        ====

Earnings per share

Basic                                   15.5p       (5.4)p      10.1p       12.3p           -       12.3p
                                      -------     -------     -------     -------     -------     -------
Diluted                                 15.5p       (5.4)p      10.1p       12.0p           -       12.0p
                                      -------     -------     -------     -------     -------     -------



* Restated for the adoption of FRS 19 Deferred tax (see note 1: Basis of preparation)





Consolidated Balance Sheet
As at 31 December 2002

                                                               31 December                31 December
                                                                      2002                       2001
                                                                                          (restated*)
                                                                     GBPm                       GBPm
Fixed assets

Intangible assets                                                       1                         (5)

Tangible assets                                                     2,473                      2,648

Investments                                                           507                        509
                                                                  -------                    -------
Total fixed assets                                                  2,981                      3,152

                                                                  -------                    -------


Current assets


Stocks                                                                 55                         25

Debtors                                                               134                        158

Investments                                                            43                         47

Cash at bank and in hand                                              799                        596
                                                                  -------                    -------
Total current assets                                                1,031                        826


Creditors: amounts falling due within one
year
                                                                  -------                    -------
Secured loans without recourse              4                        (810)                      (112)

Other current liabilities                                            (595)                      (503)
                                                                  -------                    -------
Creditors: amounts falling due within one                          (1,405)                      (615)
year
                                                                  -------                    -------
Net current (liabilities)/assets                                     (374)                       211

                                                                  -------                    -------

Total assets less current liabilities                               2,607                      3,363


Creditors: amounts falling due after more                            (583)                    (1,436)
than one year

Provisions for liabilities and charges                               (255)                      (230)
                                                                  -------                    -------
Net assets employed                                                 1,769                      1,697

                                                                     ====                       ====

Capital and reserves


Shareholders' funds - equity                                        1,740                      1,670

Minority interests - equity                                            29                         27
                                                                  -------                    -------
Total equity                                                        1,769                      1,697

                                                                     ====                       ====


                                                                  -------                    -------
Net debt                                                             (812)                      (897)

Gearing                                                             45.9%                      52.9%

Debt capitalisation                                                 31.5%                      34.6%
                                                                  -------                    -------



The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.


* Restated for the adoption of FRS 19 Deferred tax (see note 1: Basis of preparation)





Consolidated Cash Flow Statement
For the year ended 31 December 2002
                                                                     Year ended            Year ended
                                                                     31 December          31 December
                                                                            2002                 2001
                                                                            GBPm                 GBPm

Net cash inflow from operating activities                      5             276                  274

Dividends received from joint ventures and associates                         84                   59

Dividends received from fixed asset investments - ordinary                    31                    -
                                                                         -------              -------
                                                                             391                  333


Dividends received from fixed asset investments                               42                    -

- exceptional

Returns on investments and servicing of finance                              (88)                (105)

- ordinary

- exceptional                                                                (25)                   -

Taxation                                                                     (20)                  (1)


Capital expenditure and financial investment                                (159)                (406)


Acquisitions and disposals                                                  (144)                 318
                                                                         -------              -------
Net cash (outflow)/ inflow before management of liquid                        (3)                 139
resources and financing activities


Management of liquid resources                                                 -                  (48)

Financing activities                                                         210                  406
                                                                         -------              -------
Increase in cash in period                                                   207                  497

                                                                            ====                 ====




                                                                            GBPm                 GBPm

Increase in cash in period                                                   207                  497

Cash inflow from increase in debt and lease financing                       (210)                (406)


Cash outflow from increase in liquid resources                                 -                   48

                                                                         -------              -------

Change in net debt resulting from cash flows                                  (3)                 139


Translation differences                                                       98                   17

Other non-cash movements                                                     (10)                  18
                                                                         -------              -------
Movement in net debt in the period                                            85                  174


Net debt at the start of the period                                         (897)              (1,071)
                                                                         -------              -------
Net debt at the end of the period                                           (812)                (897)

                                                                            ====                 ====






Consolidated Statement of Total Recognised Gains and Losses
For the year ended 31 December 2002
                                                                       Year ended          Year ended
                                                                      31 December         31 December
                                                                            2002                 2001
                                                                                         (restated *)
                                                                           GBPm                 GBPm

Profit for the financial period                                              113                  138

Exchange differences on the retranslation of net investments                 (42)                  (4)
and borrowings (net of GBP10 million tax)


Share of recognised (loss)/ gain of associated undertaking                    (1)                   2

                                                                         -------              -------

Total recognised gains and losses for the period                              70                  136
                                                                                                 ====
Prior period adjustment (see note 1: Basis of preparation)                  (155)
                                                                         -------
Total recognised gains and losses since last annual report                   (85)

                                                                            ====



Reconciliation of movements in shareholders' funds - equity
For the year ended 31 December 2002


                                                                      Year ended          Year ended
                                                                      31 December        31 December
                                                                            2002                 2001
                                                                                         (restated *)
                                                                           GBPm                 GBPm


Profit for the financial period                                              113                  138


Other recognised gains and losses relating to the period                     (43)                  (2)
(net)
                                                                         -------              -------
Net addition to shareholders' funds                                           70                  136


                                                                         -------              -------

Opening shareholders' funds as originally stated                           1,825                1,683


Prior year adjustment                                                       (155)                (149)

                                                                         -------              -------

Opening shareholders' funds as restated                                    1,670                1,534
                                                                         -------              -------
Closing shareholders' funds                                                1,740                1,670

                                                                            ====                 ====




* Restated for the adoption of FRS 19 Deferred tax (see note 1: Basis of preparation)





Notes to the Accounts

Year ended 31 December 2002



1.           Basis of preparation

The accounts for the year ended 31 December 2002 have been prepared under the historical cost convention and in accordance with applicable Accounting Standards, using the same accounting policies as those adopted for the year ended 31 December 2001, other than those required following the adoption of FRS
19. The comparative figures for the year ended 31 December 2001 have been restated for this change in accounting policy. The adoption of FRS 19 has decreased the equity shareholders' funds at 1 January 2002 by GBP155 million net, being decreases in respect of deferred tax provisions and investments of GBP170 million and GBP6 million respectively, offset by an increase in shareholders' funds of GBP21 million in respect of intangible assets. The profit for the year ended 31 December 2001 was decreased by GBP6 million.

2.            Geographical segmental analysis

                                                                      Year ended           Year ended
                                                                     31 December          31 December
                                                                            2002                 2001

                                                                            GBPm                 GBPm
Group turnover

North America                                                               315                  237

Europe and Middle East                                                      440                  521

Australia                                                                   226                  194

Rest of World                                                               148                  151
                                                                        -------              -------
                                                                          1,129                1,103


Less: turnover of joint ventures                                           (122)                (139)

Less: turnover of associates                                               (290)                (407)
                                                                        -------              -------
                                                                            717                  557

                                                                           ====                 ====

Profit before interest and taxation (excluding exceptional items)

North America                                                                99                   93

Europe and Middle East                                                      109                  141

Australia                                                                   101                   72

Rest of World                                                               108                   48
                                                                        -------              -------
                                                                            417                  354


Corporate costs                                                             (29)                 (28)
                                                                        -------              -------
                                                                            388                  326

                                                                           ====                 ====




Notes
1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP102 million (year ended 31 December 2001:
      GBP80 million).


3.     Exceptional items

                                                                       Year ended           Year ended
                                                                      31 December          31 December
                                                                            2002                  2001
                                                                            GBPm                  GBPm
Net operating exceptional items charged / (credited)

Deeside impairment                                                            45                    -

Rugeley impairment                                                            58                    -

Release of a provision in respect of an onerous property                       -                   (8)
lease

Bank guarantee charge in respect of a trade                                    -                   10
investment
                                                                         -------              -------
Net operating exceptional items                                              103                    2

                                                                            ====                 ====

Exceptional income from investments

Backlog dividend received from KAPCO                                        (42)                    -
                                                                            ====                 ====
Non operating exceptional items charged/ (credited)

Sale of Spanish operations (UFG)                                              -                  (30)

Sale of Chinese operations                                                    -                   (2)
                                                                        -------              -------
Non-operating exceptional items                                               -                  (32)

                                                                           ====                 ====

Exceptional interest payable and similar charges

Australian refinancing charges                                                -                   29
                                                                            ====                ====

Total exceptional items before attributable taxation                         61                   (1)

Taxation on exceptional items                                                (1)                   -
                                                                        -------              -------
Total exceptional items after attributable taxation                          60                   (1)
                                                                           ====                 ====



4.         Secured bank loans without recourse


We are in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. Until these issues are formally resolved and documented, the debt at Rugeley and ANP is reported as current non-recourse debt in our accounts. Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.



5. Reconciliation of operating profit to net cash inflow from operating activities


                                                                      Year ended          Year ended
                                                                      31 December         31 December
                                                                            2002                 2001
                                                                            GBPm                 GBPm

Operating profit                                                             105                  163

Impairment                                                                   103                    -
                                                                         -------              -------
                                                                             208                  163

Depreciation and amortisation                                                112                   94

Movement in working capital                                                  (47)                  34

Movement in provisions                                                         3                  (18)

Other non-cash movements                                                       -                    1
                                                                         -------              -------
Net cash inflow from operating activities                                    276                  274

                                                                            ====                 ====




6.            Statutory Accounts

The financial information set out above does not constitute the Group's statutory accounts for the year ended 31 December 2002 and the year ended 31 December 2001, but is derived from those accounts. Statutory accounts for the year ended 31 December 2001 have been delivered to the registrar of companies. Those for the year ended 31 December 2002 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.


7.            Annual Report and Accounts


Copies of the full Annual Report and Accounts for the year ended 31 December 2001 and the preliminary statement for the year ended 31 December 2002 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipinvestor.relations@ipplc.com. Telephone: 020 7320 8600. The Annual Report and Accounts for the year ended 31 December 2002 will be sent to shareholders shortly and will be available from the company's website.





Consolidated Profit and Loss Account
For the three months ended 31 December 2002

                                           Quarter to 31 December               Quarter to 31 December
                                     Excluding   Exceptional  Including   Excluding  Exceptional    Including
                                    exceptional      items  exceptional  exceptional      items   exceptional
                                         items                   items       items                    items
                                          2002        2002         2002       2001        2001         2001
                                                                        (restated*)  (restated*)  (restated*)
                                          GBPm          GBPm       GBPm       GBPm        GBPm          GBPm

Turnover: Group and share of    2          270           -         270         243           -         243
joint ventures and associates

Less: share of joint ventures'             (37)          -         (37)        (37)          -         (37)
turnover

Less: share of associates'                 (62)          -         (62)        (66)          -         (66)
turnover
                                       -------     -------     -------     -------     -------     -------
Group turnover                             171           -         171         140           -         140


Net operating costs             3         (143)        (58)       (201)       (101)         (2)       (103)
                                       -------     -------     -------     -------     -------     -------
Operating profit                            28         (58)        (30)         39          (2)         37


Share of operating profit of:

 Joint ventures                              9           -           9           7           -           7

Associates                                  30           -          30          40           -          40

Income from investments                      9          11          20           -           -           -
                                       -------     -------     -------     -------     -------     -------
Operating profit and investment             76         (47)         29          86          (2)         84
income

Non operating exceptional items 3            -           -           -           -           2           2


                                       -------     -------     -------     -------     -------     -------
Profit on ordinary activities   2           76         (47)         29          86           -          86
before interest and taxation

Net interest and similar
charges
                                       -------     -------     -------     -------     -------     -------
 Group                                     (21)          -         (21)        (30)        (29)        (59)

 Joint ventures and associates              (9)          -          (9)         (9)          -          (9)
                                       -------     -------     -------     -------     -------     -------
                                           (30)          -         (30)        (39)        (29)        (68)
                                       -------     -------     -------     -------     -------     -------
Profit on ordinary activities               46         (47)         (1)         47         (29)         18
before taxation

Taxation                                   (14)         (3)        (17)        (15)          -         (15)
                                       -------     -------     -------     -------     -------     -------
Profit on ordinary activities               32         (50)        (18)         32         (29)          3
after taxation

Minority interests - equity                 (2)          -          (2)          2           -           2
                                       -------     -------     -------     -------     -------     -------
Profit for the financial period             30         (50)        (20)         34         (29)          5

                                          ====        ====        ====        ====        ====        ====

Earnings per share


Basic                                     2.7p       (4.5)p      (1.8)p       3.0p       (2.6)p       0.4p
                                          ====        ====        ====        ====        ====        ====
Diluted                                   2.7p       (4.5)p      (1.8)p       3.0p       (2.6)p       0.4p
                                          ====        ====        ====        ====        ====        ====



* Restated for the adoption of FRS 19 Deferred tax (see note 1: Basis of preparation)






Consolidated Balance Sheet

As at 31 December 2002
                                                                   31 December            31 December
                                                                          2002                   2001
                                                                                         (restated *)
                                                                         GBPm                   GBPm
Fixed assets

Intangible assets                                                            1                    (5)

Tangible assets                                                          2,473                 2,648

Investments                                                                507                   509
                                                                       -------               -------
Total fixed assets                                                       2,981                 3,152

                                                                       -------               -------


Current assets


Stocks                                                                      55                    25

Debtors                                                                    134                   158

Investments                                                                 43                    47

Cash at bank and in hand                                                   799                   596
                                                                       -------               -------
Total current assets                                                     1,031                   826


Creditors: amounts falling due within one year
                                                                       -------               -------
Secured loans without recourse                     4                      (810)                 (112)

Other liabilities                                                         (595)                 (503)
                                                                       -------               -------
Creditors: amounts falling due within one year                          (1,405)                 (615)
                                                                       -------               -------
Net current (liabilities)/assets                                          (374)                  211

                                                                       -------               -------

Total assets less current liabilities                                    2,607                 3,363


Creditors: amounts falling due after one more                             (583)               (1,436)
than one year

Provisions for liabilities and charges                                    (255)                 (230)
                                                                       -------               -------
Net assets employed                                                      1,769                 1,697

                                                                          ====                  ====

Capital and reserves


Shareholders' funds - equity                                             1,740                 1,670

Minority interests - equity                                                 29                    27
                                                                       -------               -------
Total equity                                                             1,769                 1,697

                                                                           ====                 ====

                                                                       -------               -------
Net debt                                                                  (812)                 (897)

Gearing                                                                  45.9%                 52.9%

Debt capitalisation                                                      31.5%                 34.6%
                                                                       -------               -------


The gearing percentage represents net debt as a proportion of net assets employed. The debt capitalisation percentage represents net debt as a percentage of net assets employed plus net debt.



* Restated for the adoption of FRS 19 Deferred tax (see Note 1 Basis of preparation)





Consolidated Cash Flow Statement
For the quarter ended 31 December 2002
                                                                       Quarter to           Quarter to
                                                                      31 December          31 December
                                                                            2002                 2001

                                                                             GBPm                GBPm

 Net cash inflow from operating activities                                    52                  114

Dividends received from joint ventures and associates                         13                   17

Dividends received from fixed asset investments - ordinary                     9                    -
                                                                         -------              -------
                                                                              74                  131


Dividends received from fixed asset investments - exceptional                 11                    -

Returns on investments and servicing of finance                              (19)                  (7)

Taxation                                                                      (4)                  (4)

Capital expenditure and financial investment                                 (46)                 (76)


Acquisitions and disposals                                                    (4)                  (1)
                                                                         -------              -------
Net cash inflow before management of liquid resources and                     12                   43
financing activities


Management of liquid resources                                                22                  (48)

Financing activities                                                         (14)                  88
                                                                         -------              -------
Increase in cash in period                                                    20                   83

                                                                            ====                 ====


                                                                            GBPm                 GBPm

Increase in cash in period                                                    20                   83

Cash outflow/(inflow) from increase in debt and lease financing               14                  (88)


Cash (inflow)/outflow from decrease in liquid resources                      (22)                  48

                                                                         -------              -------

Change in net debt resulting from cash flows                                  12                   43


Translation differences                                                       14                    -

Other non-cash movements                                                      (8)                 (13)
                                                                         -------              -------
Movement in net debt in the period                                            18                   30


Net debt at the start of the period                                         (830)                (927)
                                                                         -------              -------
Net debt at the end of the period                                           (812)                (897)

                                                                            ====                 ====






Consolidated Statement of Total Recognised Gains and Losses
For the quarter ended 31 December 2002

                                                                       Quarter to           Quarter to
                                                                      31 December          31 December
                                                                            2002                 2001
                                                                                          (restated *)
                                                                            GBPm                 GBPm

(Loss)/profit for the financial period                                       (20)                   5

Exchange differences on the retranslation of net investments                   1                   10
and borrowings (net of tax)


Share of recognised loss of associated undertaking                            (1)                   -

                                                                         -------              -------

Total recognised gains and losses for the period                             (20)                  15
                                                                            ====                 ====




                                                                       Quarter to          Quarter to
                                                                      31 December          31 December
                                                                            2002                 2001
                                                                                         (restated *)
                                                                             GBPm                   GBPm


(Loss)/profit for the financial period                                       (20)                   5


Other recognised gains and losses relating to the period (net)                 -                   10
                                                                         -------              -------
Net (reduction from)/ addition to shareholders' funds                        (20)                  15

                                                                         -------              -------

Opening shareholders' funds as originally stated                           1,760                1,810


Prior year adjustment                                                          -                 (155)

                                                                         -------              -------

Opening shareholders' funds as restated                                    1,760                1,655
                                                                         -------              -------
Closing shareholders' funds                                                1,740                1,670

                                                                            ====                 ====



*Restated for the adoption of FRS 19 Deferred tax (see Note 1 Basis of preparation)



Notes to the Accounts
Quarter ended 31 December 2002



1.         Basis of preparation


The accounts for the three months ended 31 December 2002 have been prepared using the same accounting policies as those adopted for the year ended 31 December 2001, other than those required following the adoption of FRS 19. The comparative figures for the year ended 31 December 2001 and the quarter ended 31 December 2001 have been restated for this change in accounting policy. The adoption of FRS 19 has decreased the equity shareholders' funds at 1 October 2001 by GBP155 million net, being decreases in deferred tax provisions and investments of GBP170 million and GBP6 million respectively, offset by an increase in shareholders' funds of GBP21 million in respect of intangible assets. The impact on the profit for the quarter ended 31 December 2001 was nil.


The financial information for the year ended 31 December 2001 is derived from the statutory accounts for that period, which have been delivered to the registrar of companies. The auditors have reported on the accounts for the year ended 31 December 2001, their report was unqualified and did not contain statements under Section 237 of the Companies Act 1985. The financial information included for the three months ended 31 December 2001 and 2002 is unaudited



2.         Geographical segmental analysis

                                                                       Quarter to            Quarter to
                                                                      31 December           31 December
                                                                            2002                  2001

                                                                           GBPm                   GBPm
Group turnover

North America                                                                 79                    40

Europe and Middle East                                                       107                   127

Australia                                                                     53                    51

Rest of World                                                                 31                    25
                                                                         -------               -------
                                                                             270                   243


Less: turnover of joint ventures                                             (37)                  (37)

Less: turnover of associates                                                 (62)                  (66)
                                                                         -------               -------
                                                                             171                   140

                                                                            ====                  ====

Profit before interest and taxation (excluding exceptional items)

North America                                                                 11                    21

Europe and Middle East                                                        20                    30

Australia                                                                     25                    17

Rest of World                                                                 30                    23
                                                                         -------               -------
                                                                              86                    91


Corporate costs                                                              (10)                   (5)
                                                                         -------               -------
                                                                              76                    86

                                                                            ====                  ====


Notes
1. North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to GBP24 million (quarter ended 31 December 2001:
      GBP34 million).


3.         Exceptional items


                                                                       Quarter to            Quarter to
                                                                      31 December           31 December
                                                                            2002                  2001
                                                                            GBPm                  GBPm
Net operating exceptional items charged/ (credited)

Rugeley impairment                                                            58                     -

Release of a provision in respect of an onerous property                       -                    (8)
lease

Bank guarantee charge in respect of a trade investment                         -                    10
                                                                         -------               -------
Net operating exceptional items                                               58                     2

                                                                            ====                  ====

Exceptional income from investments

Backlog dividend received from KAPCO                                        (11)                    -
                                                                           ====                  ====
Non-operating exceptional items charged / (credited)

Sale of Spanish operations (UFG)                                               -                     -

Sale of Chinese operations                                                     -                    (2)
                                                                         -------               -------
Non-operating exceptional items                                                -                    (2)

                                                                            ====                  ====

Exceptional interest payable and similar charges

Australian refinancing charges                                                 -                    29
                                                                            ====                  ====

Total exceptional items before attributable taxation                          47                    29

Taxation on exceptional items                                                  3                     -
                                                                         -------               -------
Total exceptional items after attributable taxation                           50                    29
                                                                            ====                  ====



4.                    Bank loans without recourse


We are in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. Until these issues are formally resolved and documented, the debt at Rugeley and ANP is reported as current non-recourse debt in our accounts. Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.



5.            Annual Report and Accounts


Copies of the full Annual Report and Accounts for the year ended 31 December 2001 are available from the company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or send an e-mail to ir@ipplc.com. Telephone: 020 7320 8600.






                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary